Consent of Independent Auditors'

The Stockholders and Board of Directors
North Side Savings Bank:

We consent to incorporation by reference in the registration statement on Form S-3 of North Fork Bancorporation, Inc., of our report dated October 18, 1996, relating to the consolidated statements of condition of North Side Savings Bank and sub-sidiaries, as of September 30, 1995 and 1994 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1995 which is included in the Current Report on Form 8-K of North Fork Bancorporation, Inc. which is incorporated in Form S-3 by reference. We also consent to the reference to our firm under the heading "Experts" in the Prospectus.

Our report refers to a change in accounting for certain investment in debt and equity securities.


/s/ KPMG Peat Marwick LLP

New York, New York
September 13, 1996